

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 10, 2017

Dennis P. McNamara, Esq.
Executive Vice President and General Counsel
Oppenheimer Holdings Inc.
85 Broad Street
New York, NY 10004

Re: Oppenheimer Holdings Inc.
Registration Statement on Form S-4
Filed August 7, 2017
File No. 333- 219753

Dear Mr. McNamara:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services